Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

A special meeting of shareholders of iShares Trust was held on November 4, 2009.  The shareholder meetings for certain Funds were subsequently adjourned several times. The proposals approved by the shareholders at the adjourned meetings and the results of the shareholder vote were as follows:

Proposal 1
To approve a new investment advisory agreement between the Trust and Barclays Global Fund Advisors (“BGFA”), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
S&P Asia 50	1,344,098	21,177	21,673	169,234
S&P Europe 350	20,206,652	414,186	425,712	1,515,339
S&P Latin America 40	27,478,285	566,880	578,044	2,730,608
S&P/TOPIX 150	1,181,011	19,961	19,689	152,261
S&P Emerging Markets Infrastructure	131,844	2,833	1,914	15,459

Proposal 2
To approve a change in the classification of the iShares S&P Europe 350 and iShares S&P Latin America 40 Index Funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
S&P Europe 350	19,241,393	825,789	979,368	1,515,339
S&P Latin America 40	25,471,801	2,119,894	1,031,514	2,730,608

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.